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                                                              Exhibit 8

                         ___________, 1995



F&M Bancorp
110 Thomas Johnson Drive
Frederick, Maryland 21702

The Bank of Brunswick
1 West Potomac Street
Brunswick, Maryland 21716-1198

   RE: Plan and Agreement to Merge by and among F&M Bancorp, Farmers and Mechanics National Bank and The Bank of Brunswick

Gentlemen:

We have acted as counsel for F&M Bancorp, a Maryland bank holding company ("F&M Bancorp"), in connection with the Plan and Agreement to Merge, dated as of January 10, 1995 (the "Plan"), by and among F&M Bancorp, Farmers and Mechanics National Bank, a national banking association ("F&M Bank"), and The Bank of Brunswick, a Maryland state-chartered bank ("Brunswick Bank"), providing, among other things, for the merger of Brunswick Bank with and into F&M Bank (the "Merger"). You have requested our opinion as to the tax-free nature of the transaction. Unless otherwise defined herein, capitalized terms used herein shall have the same meanings assigned to them in the Plan. In connection with the Plan, a registration statement under the Securities Act of 1933, as amended (the "Registration Statement") has been filed with the Securities and Exchange Commission.

F&M Bancorp is owner of all of the issued and outstanding capital stock
of F&M Bank.   F&M Bancorp has authorized 10,000,000 shares of $5.00 par
value Common Stock. As of the date hereof, there were approximately _____________ shares of F&M Bancorp Common Stock issued and outstanding. F&M Bancorp's Common Stock is publicly traded over-the-counter and is listed on the Nasdaq Stock Market (National Market) ("Nasdaq"). As of the date hereof, no stockholders owned more than five percent of the F&M Bancorp Common Stock. F&M Bancorp's principal asset is all of the outstanding capital stock of F&M Bank, which is engaged in the commercial banking business in the state of Maryland.

Brunswick Bank, a state-chartered bank organized and existing under the Maryland law applicable to banking corporations, conducts commercial banking operations in Maryland. As of the date hereof, Brunswick Bank had issued and outstanding 24,000 shares of Common Stock, par value $12.50 per share, which are owned by approximately ____ persons. There are no outstanding options, warrants, rights, or obligations of any kind entitling the holder thereof to acquire shares of the Common Stock of Brunswick Bank, and there are no outstanding securities or instruments of any kind that are convertible into shares of the Common Stock of Brunswick Bank. As of the date hereof, no stockholders owned more than five percent of Brunswick Bank's outstanding Common Stock. The Common Stock of Brunswick Bank is not publicly traded.

The managements of F&M Bancorp and Brunswick Bank have determined that the following transactions would produce a resulting bank with increased product capabilities, service and geographic scope of operations, better able to meet the competitive challenges presented by recent and anticipated changes in state and federal banking laws and regulations and intensified competition from regional and national financial institutions that have recently entered the Maryland banking market through mergers and consolidations:


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(1)   Pursuant to the Plan, Brunswick Bank will be merged with and into
F&M Bank, with F&M Bank surviving. Pursuant to the Plan, upon the merger of Brunswick Bank into F&M Bank, each issued and outstanding share of the Common Stock of Brunswick Bank shall, without further act, be automatically converted into and become a number of shares of the Common Stock of F&M Bancorp whose aggregate value (determined using the average closing price of the Common Stock of F&M Bancorp on Nasdaq for the 20 business days immediately preceding the Effective Date) is equal to 2.5 times the net tangible book value per share of Brunswick Bank on the effective date of the Merger (as determined in a manner prescribed in the Plan), rounded to the nearest one hundredth of a share, but in any event such number shall be not less than 9.45 shares of the Common Stock of F&M Bancorp. [None of Brunswick Bank stockholders exercised their dissenter's rights under Federal law.][The holders of ______shares of Brunswick Bank Common Stock dissented to the transaction and their shares will be purchased for cash in accordance with the procedures set forth in 12 U.S.C. Section 215a.] No fractional shares of F&M Bancorp Common Stock will be issued in the transaction. Holders of Brunswick Bank Common Stock who would have otherwise been entitled to fractional shares based on the exchange formula described above will receive cash in lieu of fractional shares.

(2) F&M Bank, the surviving bank in the merger, will continue the historic business of Brunswick Bank under F&M Bank's charter and bylaws.

With respect to the Merger, managements of F&M Bancorp and Brunswick Bank have certified to us that:

(a) The number of shares of F&M Bancorp Common Stock received by each Brunswick Bank stockholder in exchange for his or her Brunswick Bank Common Stock was determined in arms-length negotiations between F&M Bancorp, F&M Bank, and Brunswick Bank.

(b) There is no plan or intention by the holders of Brunswick Bank Common Stock who own 1 percent or more of Brunswick Bank Common Stock, and, to the best knowledge of the managements of F&M Bancorp and Brunswick Bank, there is no plan or intention on the part of the remaining Brunswick Bank stockholders to sell or otherwise dispose of a number of shares of F&M Bancorp Common Stock received in the Merger that would reduce the former Brunswick Bank Common Stockholders' ownership of F&M Bancorp Common Stock to a number of shares having, in the aggregate, a value, as of the date of the Merger, of less than 50 percent of the fair market value of Brunswick Bank Common Stock outstanding as of the same date. For purposes of the preceding sentence, all shares of Brunswick Bank Common Stock exchanged for cash [paid to persons exercising dissenters' rights or] paid in lieu of fractional shares of F&M Bancorp Common Stock will be considered outstanding stock of Brunswick Bank as of the date of the Merger. Moreover, shares of Brunswick Bank Common Stock and shares of F&M Bancorp Common Stock held by Brunswick Bank stockholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger are taken into account for purpose of the first sentence of this paragraph.

(c) F&M Bank will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Brunswick Bank immediately prior to the Merger. For purposes of the preceding sentence, amounts paid by Brunswick Bank to stockholders who received cash in lieu of fractional shares [or as payment for shares with respect to which rights of dissent were exercised], Brunswick Bank assets used to pay its reorganization expense, and all redemptions and distributions (except for regular, normal dividends) made by Brunswick Bank immediately preceding the transfer, will be considered as assets of Brunswick Bank held immediately prior to the Merger.

(d) Prior to the Merger, F&M Bancorp will be in control of F&M Bank within the meaning of section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code").

(e) Following the Merger, F&M Bank will not issue additional shares of its stock that would result in F&M Bancorp losing control of F&M Bank within the meaning of section 368(c) of the Code.


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(f)   F&M Bancorp has no plan or intention to redeem or otherwise reacquire any of its stock issued in the transaction.

(g) F&M Bancorp has no plan or intention to sell or otherwise dispose of the stock of F&M Bank, to liquidate F&M Bank, to merge F&M Bank into another corporation, or to cause F&M Bank to sell or dispose of any of the assets acquired from Brunswick Bank in the Merger, other than in the ordinary course of business or transfers described in section 368(a)(2)(C) of the Code.

(h) All liabilities of Brunswick Bank at the time of the Merger, except for those related to expenses incurred by Brunswick Bank in connection with the Merger, will have been incurred by Brunswick Bank in the ordinary course of business or will be associated with the assets transferred to F&M Bank in the Merger.

(i) Following the Merger, the historic business of Brunswick Bank will be continued by F&M Bank in a substantially unchanged manner.

(j) Brunswick Bank, F&M Bancorp, F&M Bank, and their respective stockholders shall each pay their own expenses, if any, incurred in connection with the transaction.

(k) There is no intercorporate indebtedness existing between Brunswick Bank, F&M Bancorp, or F&M Bank that was issued, acquired or will be settled at a discount.

(l) None of Brunswick Bank, F&M Bancorp, or F&M Bank, is an investment company as defined in sections 368(a)(2)(F)(iii) and (iv) of the Code.

(m) The fair market value of the assets of Brunswick Bank transferred to F&M Bank in the Merger will exceed the sum of the liabilities assumed by F&M Bank in the Merger plus the amount of Brunswick Bank's liabilities to which the transferred assets are subject.

(n) Neither F&M Bancorp nor F&M Bank will have owned any shares of Brunswick Bank Common Stock prior to the Merger.

(o) The payment of cash to Brunswick Bank stockholders in lieu of fractional shares of F&M Bancorp Common Stock is solely for the purpose of avoiding the expense and inconvenience to F&M Bancorp of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration paid in the Merger to Brunswick Bank stockholders in lieu of issuing fractional shares of F&M Bancorp Common Stock will not exceed one percent of the total consideration received by Brunswick Bank stockholders in the Merger. The fractional share interests of each Brunswick Bank stockholder will be aggregated, and no Brunswick Bank stockholder will receive cash in lieu of fractional shares in an amount equal to or greater than the value of one full share of F&M Bancorp Common Stock.

(p) No compensation to be paid by F&M Bancorp or F&M Bank to any stockholder-employee of Brunswick Bank will be separate consideration for or allocable to such stockholder's shares of Brunswick Bank Common Stock; none of the F&M Bancorp Common Stock to be received by any stockholder-employee is separate consideration for or allocable to any employment agreement; and the compensation paid to any stockholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

Based on the foregoing, we are of the opinion that:

(1) The acquisition by F&M Bank of substantially all of the assets of Brunswick Bank in exchange for shares of F&M Bancorp Common Stock, cash, and the assumption by F&M Bank of the liabilities of Brunswick Bank plus the liabilities to which Brunswick Bank assets are


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subject will constitute a reorganization within the meaning of sections
368(a)(1)(A) and 368(a)(2)(D) of the Code. The reorganization will not be disqualified because voting stock of F&M Bancorp was used in the merger. F&M Bancorp, F&M Bank, and Brunswick Bank will each be "a party to a reorganization" within the meaning of section 368(b).

(2) No gain or loss will be recognized by F&M Bancorp or F&M Bank on the receipt by F&M Bank of substantially all of the assets of Brunswick Bank in exchange for F&M Bancorp Common Stock, cash, and the assumption by F&M Bank of the liabilities of Brunswick Bank and the liabilities to which the transferred assets are subject.

(3) The basis of Brunswick Bank assets in the hands of F&M Bank will be the same as the basis of those assets in the hands of Brunswick Bank immediately prior to the transaction.

(4) The basis of the F&M Bank stock in the hands of F&M Bancorp will be F&M Bancorp's basis in the F&M Bank stock immediately before the merger, increased by the basis of Brunswick Bank assets acquired by F&M Bank and decreased by the sum of the amount of liabilities of Brunswick Bank assumed by F&M Bank plus the amount of liabilities, if any, to which the acquired assets of Brunswick Bank are subject.

(5) The holding period of the assets of Brunswick Bank in the hands of F&M Bank will include, in each instance, the period during which such assets were held by Brunswick Bank.

(6) A holder of Brunswick Bank Common Stock who receives solely shares of F&M Bancorp Common Stock in exchange for his Brunswick Bank Common Stock (including fractional shares of F&M Bancorp Common Stock deemed issued as described below) will not recognize any gain or loss upon the exchange.

(7) A dissenting holder of Brunswick Bank Common Stock who receives solely cash in exchange for his shares of Brunswick Bank Common Stock will recognize gain or loss equal to the difference between the amount of cash received and the adjusted basis of his Brunswick Bank shares. Such gain or loss will be capital gain or loss provided that (i) he holds his Brunswick Bank shares as capital assets and (ii) he is not considered to be the constructive owner of any shares of F&M Bancorp Common Stock held by any other person.

(8) A holder of Brunswick Bank Common Stock who receives cash in lieu of a fractional share of F&M Bancorp Common Stock will be treated as if he received a fractional share of F&M Bancorp Common Stock pursuant to the Merger and F&M Bancorp then redeemed such fractional share for the cash. The Brunswick Bank Common Stockholder will recognize capital gain or loss on the constructive redemption of the fractional share in an amount equal to the difference between the cash received and the adjusted basis of the fractional share.

(9) The basis of the F&M Bancorp Common Stock received by Brunswick Bank stockholders who receive F&M Bancorp Common Stock (including fractional shares of F&M Bancorp Common Stock deemed issued as described above) will be the same as the basis of Brunswick Bank Common Stock surrendered in exchange therefor.

(10) The holding period of the F&M Bancorp Common Stock received by Brunswick Bank Common Stockholders will include the period during which Brunswick Bank Common Stock surrendered in exchange therefor was held, provided that Brunswick Bank Common Stock is held as a capital asset in the hands of Brunswick Bank Common Stockholders on the date of the exchange.



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(11)   A holder of F&M Bancorp Common Stock will not recognize any gain or loss upon the exchange.

(12) F&M Bank will succeed to and take into account, as of the date of the transaction, the items of Brunswick Bank described in section 381(c) of the Code. These items will be taken into account by F&M Bank subject to the provisions and limitations specified in sections 381, 382(b), 383, and 384 and the regulations thereunder.

(13) F&M Bank will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Brunswick Bank as of the date or dates of transfer in accordance with section 381(c)(2) of the Code and section 1.381(c)(2)-1 of the income tax regulations. Any deficit in earnings and profits of Brunswick Bank or F&M Bank will be used only to offset earnings and profits accumulated after the date or dates of transfer.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Federal Income Tax Status" in the Proxy Statement/Prospectus included in the Registration Statement.

This opinion is furnished for your benefit and that of the holders of Brunswick Bank Common Stock and may not be relied upon by any other person without our express written consent. Our opinion is limited to matters expressly set forth herein. No opinion is to be implied or inferred beyond the matters expressly so stated.

               Very truly yours,




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